Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

STRONG 2016 PERFORMANCE LAYS FOUNDATION FOR SUSTAINED PROFITABILITY AT RANDGOLD

Jersey, Channel Islands, 28 March 2017 – After its record-breaking performance last year, Randgold Resources is strongly positioned to sustain profitable production, and continue delivering value to all stakeholders, well into the future, says chief executive Mark Bristow in the company’s 2016 annual report published today.

Bristow notes that after a slow start to the year, Randgold increased production to a new high of 1.25 million ounces to achieve its annual guidance. All the operations contributed to this effort, with its flagship Loulo-Gounkoto complex in Mali posting particularly good results.

“We achieved, and exceeded our net cash target of $500 million and remained debt-free. We drove down our total cash cost per ounce of production and our profit rose by 38%. We completed or advanced our capital projects. We reduced our lost time injury frequency rate to its lowest level ever. We continued to replenish our attributable group reserves and made significant progress towards our goal of identifying three new potential projects that fit our investment criteria in the next five years,” he says.

Bristow says the immediate future is already taking shape with Kibali in the Democratic Republic of Congo on track for completion of the underground shaft facility this year, the development of a super pit at the Gounkoto mine in Mali going ahead, and the Massawa project in Senegal looking increasingly viable as the next Randgold mine.

The company’s 10-year business plan, shared with the market last year, shows a business which will remain profitable at a long term gold price of $1 000/oz while producing at an average annual rate of approximately 1.2 million ounces and generating cash that will support continued investment in the future as well as dividends.

“It is worth noting that with our big capital projects nearing completion and a cost profile trending down, Randgold is a truly profitable business capable of delivering value to all stakeholders,” he says.

Foremost among these stakeholders are the governments and people of Randgold’s host countries.

“It is their support and cooperation that makes it possible for us to build and operate mines in some of the remotest parts of the world. We have proved over the years that we are there not to exploit these countries but to unlock the value of their mineral resources so that all may benefit.”

Also in the annual report, chairman Christopher Coleman says Randgold continues to place a strong emphasis on the entrenchment of its social licence, which it regards as an essential requirement for business success in Africa.

Its extensive social responsibility initiatives include Nos Vies en Partage, the independent charitable foundation Randgold established to support quality of life improvement programmes in Africa, particularly those which support women and children.

“In his latest fundraising motorcycle safari through Africa last year, Mark Bristow and his team raised a further $2.5 million for the foundation,” Coleman says.

RANDGOLD RESOURCES ENQUIRIES

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.